Exhibit 21.1

Subsidiary	Jurisdiction of Organization
ServiceTitan Arevelk Limited Liability Company	Republic of Armenia
Service Pro.Net, LLC	Delaware
Aspire, LLC	Delaware
Field Service Holdings, LLC	Delaware
ServiceTitan Software Canada ULC	Canada
ServiceTitan International, LLC	Delaware
Convex Labs, LLC	Delaware
Conduit Tech, LLC	Delaware

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain other subsidiaries of ServiceTitan, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.